UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Manitex International, Inc.

(Exact name of registrant as specified in its charter)

Michigan	001-32401	42-1628978
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

9725 Industrial Drive

Bridgeview, IL 60455

(Address of principal executive offices) (zip code)

Joseph Doolan 708-237-2066

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the year ended December 31, 2021.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Manitex International, Inc. (the “Company”) undertook a reasonable country of origin inquiry with respect to the conflict minerals used in the production of the Company’s products and has determined in good faith that for the year ended December 31, 2021:

a)

The Company has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs, for “conflict minerals”[1]– see footnote) are necessary to the functionality or production of such products.

b)

Based on a “reasonable country of origin inquiry” and additional due diligence measures, the Company has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and has reason to believe that those necessary 3TGs may not be from recycled or scrap sources.

The Company’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct suppliers using the RBA-GeSI (Responsible Business Alliance – Global E-Sustainability Initiative) conflict minerals reporting template (“CMRT”), version 6.1 or higher.

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://www.manitexinternational.com/sec_filings.aspx.

Item 1.02 Exhibit

The Company has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

[1]

The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Manitex International, Inc. (Registrant)

/s/ Joseph Doolan
By Joseph Doolan Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2022